Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605
Rockwall, Texas 75087
(972) 722-7351

May 15, 2009

Mr. Scott Anderegg
Mr. Mara Ransom
Mr. H. Christopher Owings
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Surface Coatings, Inc.
Post Effective Amendment #4 to
Registration Statement on Form S-1
Filed April 27, 2009
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 333-145831

Dear Mr. Anderegg, Ms. Ransom and Mr. Owings:

Following are responses to your comment letter dated February 20, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis or Plan of Operation, Page 7

1.	Question
In its current form, your liquidity discussion appears relatively brief. Accordingly, please expand your disclosure to discuss your liquidity on a short-term and long-term liquidity basis.

Answer
The liquidity discussion has been expanded to be more comprehensive and discusses liquidity issues on a short-term and long-term basis.

2.	Question
You have disclosed that your disclosure controls and procedures were not effective. Please revise your disclosure to describe how your disclosure controls and procedures were not effective and your plans, if any, to remediate your disclosure and control procedures. We note your disclosure with respect to the material weakness of your internal control but you do not identify the reasons why your disclosure controls and procedures are not effective. In doing so, please explain when and whom at the company first identified the deficiencies you discuss.

Answer
We have amended the Controls and Procedures section to describe how our disclosure controls and procedures were not effective.  We also included what our short and long term plans are to address the weakness.  Our President, with the help of our independent financial reporting consultants, first noted this weakness during the third quarter (of 2008) closing process when we completed the disclosure checklists for our independent auditors.

3.	Question
You also disclose your internal controls are not effective. Please revise your disclosure to describe your plans, if any, to remediate these problems, including when you will hire additional accounting staff.

Answer
We have revised this disclosure to describe how and when we will be able to remediate the segregation of duties issue.  It includes both short term solutions and based on growth projections the long term outlook to remedy the situation.

4.	Question
Your Form 10-K did not include the signatures of your principal executive officer, your principal financial office, your controller or Principal accounting officer and at least a majority of the board of directors or persons performing similar functions on behalf of the registrant in the second signature block as required by General Instruction D(2)(a) and (b) of Form 10-K. Please revise to include the signatures of your principal accounting officer, your principal financial officer, your controller or principal accounting and a majority of the board of directors in the second signature block. Please note that any person who occupies more than one of the specified positions shall include each capacity in which he or she signs the report on behalf of the registrant in the second signature block.

Answer
We have emended the signature page to include all principal officers and, where appropriate, include all capacities for a single individual.

5.	Question
Please revise the certifications filed as Exhibit 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, in paragraph 2 you refer to “this amended annual report”, instead of “this report”, in 3 you refer to “this annual report”, instead of “this report” and in paragraphs 4, 4. A). 4. C) and 4. D) you refer to “small business issuer” instead of “registrant”. These are only examples please review your certifications and make appropriate changes..

Answer
We have amended the certifications per your comment to be consistent with the language in Item 601(b)(31) of Regulation S-K.

Additionally, the company affirms the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you need any further clarification on any of these answers.

Sincerely,

/s/  Richard Pietrykowski

Richard Pietrykowski
President

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment #1 to Form 10-K)

(Mark One)

[ X ]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

[    ]TRANSITION REPORT UNDER SECTION 13 OF 15(d) OF THE EXCHANGE ACT OF 1934

From the transition period from ___________ to ____________.

Commission File Number 333-145831

SURFACE COATINGS, INC.
(Exact name of registrant as specified in its charter)

Nevada
20-8611799
(State or other jurisdiction of incorporation or organization)                            (IRS Employer Identification No.)

2010 Industrial Blvd., Suite 605, Rockwall, Texas 75087
(Address of principal executive offices)

(972) 722-7351
(Issuer's telephone number)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:  NONE
Securities registered pursuant to Section 12(g) of the Act:  Common Stock

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.  Yes [   ]  No [X]

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act.  Yes [   ]  No [X]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (s229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [   ]

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:.  Yes [ X ]   No [     ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer [ ].	Accelerated Filer [ ].

Non-Accelerated Filer [ ].	Smaller Reporting Company [X]

Indicate by a check mark whether the company is a shell company (as defined by Rule 12b-2 of the Exchange Act:  Yes [    ]   No [ X ].

As of May 15, 2009, there were 5,000,000 shares of Common Stock of the issuer outstanding.

Amendment No. 1 to the Annual Report on Form 10-K

For the Year Ended December 31, 2008

EXPLANATORY NOTE

This Form 10-K/A is being filed by Surface Coatings, Inc., to amend the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 that was originally filed with the Securities and Exchange Commission on March 31, 2009.

This Form 10-K/A amends Item 6 of Part II of the Form 10-K and provides an expanded disclosure on our liquidity position discussing our short-term and long-term options.

This Form 10-K/A amends Item 8A of Part II of the Form 10-K and provides an assessment and conclusion as to the effectiveness of our internal control over financial reporting.  No attempt has been made in this Form 10-K/A to modify or update other disclosures as presented in the 10-K.

In addition, as part of the 10-K/A, the Amendment will amend and restate, pursuant to General Instruction D(2)(a) and (b) of Form 10-K, to include the signatures of our principal executive officer, our principal financial officer and our vice-president, who are the only two board of directors, in the signature blocks.

In addition, as part of the 10-K/A, the Amendment will amend and restate, pursuant to ITEM 601(b)(31) of Regulation S-K, the Exhibit 31.1, Certification of the Principal Executive Officer and Exhibit 31.2, Certification Principal Financial Officer, which is updated for current language.

Except with respect to the above changes, this Amendment does not modify or update any other disclosures set forth in the Original filing.

The company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings:
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PART II

ITEM 6.  MANAGEMENT DISCUSSIONS AND ANALYSIS OR PLAN OF OPERATION

LIQUIDITY AND CAPITAL RESOURCES:
In 2008, the Company filed a Form S-1 registration statement with the U.S. Securities & Exchange Commission (“SEC”) in order to raise funds to expand its business and execute its business plan. The filing became effective in October 2008 which gave the Company the opportunity to sell up to 1,000,000 shares of common stock at $0.50 per share. As of May 12, 2009, the Company had received $77,050 in subscription deposits which are being held in a separate non-interest bearing account. The funds will be available to be released to the Company subject to the effectiveness and conditions of the post effective amendment.

In addition to the preceding, the company plans for liquidity needs on a short term and long term basis as follows:

Short Term Liquidity:
The company relies on two primary funding sources for short term liquidity needs. One is short term advances from major shareholders and/or Directors of the company. The second is through a revolving working capital line of credit in the amount of $30,000 issued by a major national US bank. Detail of these two liquidity sources is documented in detail in the footnotes to the financial statements of the Form 10-K.

Long Term Liquidity:
The long term liquidity needs of the company are projected to be met primarily through the cash flow provided by operations. Cash flow from operations from 2007 to 2008 improved by $44,400 to -$18,600 and operating cash flows at March 2009 were positive $3,100.  This improvement has been a result of our growth and we expect the funds generated through this public offering to provide the capital to position the company to continue to grow revenues and thereby increase cash flows and liquidity. In addition, with the growth of revenues, the company anticipates requesting the bank to increase the amount of the line of credit offered the company to supplement on-going liquidity needs.

ITEM 8A.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008.  This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer, and chief financial officer / principal financial officer who concluded that our disclosure controls and procedures are not effective to ensure that all material information required to be filed in the annual report on Form 10-K has been made known to them.

Disclosure, controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by in our reports filed under the Securities Exchange Act of 1934, as amended (the "Act") is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based upon an evaluation conducted for the period ended December 31, 2008, our Chief Executive and Chief Financial Officer as of December 31, 2008 and as of the date of this Report, has concluded that as of the end of the periods covered by this report, we have identified the following material weakness of our disclosure controls and procedures:

•	Reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transaction.

In order to remedy our existing disclosure control deficiency, as our finances allow, we will hire additional accounting staff that are sufficiently versed in public company disclosure and reporting.  At this time, our volume and finances do not permit us to hire additional staff to remedy the disclosure control weakness and we do not foresee that being necessary in the short term since we have contracted independent financial reporting consultants that advise us on our disclosures and filings.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles in the United States of America.  Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework at December 31, 2008.   Based on its evaluation, our management concluded that, as of December 31, 2008, our internal control over financial reporting was not effective due to:

•	A lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.

•
A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In order to remedy our existing internal control deficiencies, as our finances allow, we will hire additional accounting staff and based on our current growth projections we anticipate that occurring sometime in fiscal year 2010.  At this time, our volume and finances do not permit us to hire additional accounting staff to remedy the lack of segregation of duties and we do not foresee that being necessary in the short term since our President approves every transaction.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to the attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

We have not yet made any changes in our internal controls over financial reporting that occurred during the period covered by this report on Form 10-K/A that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K/A to be signed on its behalf by the undersigned hereunto duly authorized.

SURFACE COATINGS, INC.

By:  /s/  Richard Pietrykowski
Richard Pietrykowski
Chief Executive Officer & Chief Financial Officer

Dated: May 15, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Richard Pietrykowski Richard Pietrykowski	President, Secretary, Treasurer, Director	May 15, 2009

/s/ Richard Pietrykowski Richard Pietrykowski	Chief Executive Officer	May 15, 2009

/s/ Richard Pietrykowski Richard Pietrykowski	Chief Financial Officer	May 15, 2009

/s/ Richard Pietrykowski Richard Pietrykowski	Chief Accounting Officer	May 15, 2009

/s/ John Donahoe John Donahoe	Vice-President and Director	May 15, 2009

PART III

ITEM 13.- EXHIBITS AND REPORTS ON FORM 8-K

(a)	Exhibits
No.	Description
31.1	Certification of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Company’s Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Rick Pietrykowski, certify that:

1. The registrant’s other certifying officer and I have reviewed this report on Form 10-K/A of SURFACE COATINGS, INC.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amended report;

3. Based on my knowledge, the financial statements, and other financial information included in this amended report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)
Designed such disclosure controls and procedures, or caused such disclosure  controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the  period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures  and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
Disclosed in this report any change to the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably  likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):
a)
all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 15, 2009

/s/ Rick Pietrykowski

Rick Pietrykowski
President and Chief Executive Officer

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Rick Pietrykowski, certify that:

1. The registrant’s other certifying officer and I have reviewed this report on Form 10-K/A of SURFACE COATINGS, INC.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amended report;

3. Based on my knowledge, the financial statements, and other financial information included in this amended report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)
Designed such disclosure controls and procedures, or caused such disclosure  controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the  period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures  and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
Disclosed in this report any change to the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably  likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):
a)
all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 15, 2009

/s/ Rick Pietrykowski

Rick Pietrykowski
Chief Financial Officer